Exhibit 99.1

China Nepstar Chain Drugstore Schedules Annual General Meeting of

Shareholders for October 22, 2014

Shenzhen, China, September 22, 2014 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), a leading retail drugstore chain in China based on the number of directly operated stores, today announced that it will hold its 2014 Annual General Meeting of Shareholders (the “AGM”) on October 22, 2014 at 10:00 a.m. Beijing Time. The AGM will be held at the meeting room of the Company at 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China.

At the AGM, the chief executive officer, Mr. Fuxiang Zhang, will provide the report of the Company for the fiscal year ended December 31, 2013. The Company welcomes all shareholders of record at the close of business on September 30, 2014 to attend the AGM.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China based on the number of directly operated stores. As of June 30, 2014, the Company had 2,048 stores across 77 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

npd@grayling.com

Ivette Almeida

Grayling

Media Relations

+1-646-284-9455

ivette.almeida@grayling.com

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